Exhibit 99.1

2 April 2024

Nexxen International Ltd

("Nexxen" or the "Company")

Block Listing Application

Nexxen International Ltd. (AIM/NASDAQ: NEXN) ("Nexxen" or the "Company"), a global, unified advertising technology platform with deep expertise in video and Connected TV ("CTV"), announces that application has been made to the London Stock Exchange plc for a block admission of 4,000,000 ordinary shares of NIS0.01 each in the capital of the Company ("New Ordinary Shares") to be admitted to trading on AIM ("Admission"). It is expected that Admission will occur on or around the 8 April 2024.

These New Ordinary Shares shall be issued and allotted from time to time pursuant to the exercise of share options and the vesting of restricted share units (RSUs), performance share units (PSUs) and restricted shares under the Company's Global Share Incentive Plan (2011), the Company's 2017 Equity Incentive Plan and the New Taptica Management Incentive Scheme and RhythmOne Plan (2019). The New Ordinary Shares, when issued, shall rank equally with the Company's existing issued ordinary shares.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Peter Jacob
Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Nexxen International

Nexxen International empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement, and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).